

Mail Stop 4720

March 22, 2016

Via E-mail
Richard A. Cheap
General Counsel and Secretary
Huntington Bancshares Incorporated
41 South High Street
Columbus, OH 43287

> **Re:** **Huntington Bancshares Incorporated**
> **Registration Statement on Form S-4**
> **Filed March 4, 2016**
> **File No. 333-209962**

Dear Mr. Cheap:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise your disclosure to briefly describe the depositary shares that you are seeking to register, as well as identify the market and trading symbol for the depositary shares to be issued in the merger transaction. Please refer to Item 1 of Form S-4 and Item 501(b) of Regulation S-K. In addition, please file the depositary agreement to be assumed in the merger as an exhibit to the registration statement. In this regard, we note your treatment of depositary shares disclosure at the end of page 101.

Opinion of Goldman, Sachs & Co., page 61

2. Please disclose the "Forecasts," as defined in the registration statement, upon which Goldman Sachs appears to have significantly relied upon when preparing its opinion on

the proposed merger. In this regard, we refer you to the last two bullet points of your disclosure on page 62.

<u>Greig Consulting Agreement, page 90</u>

3.   Please file the consulting agreements with Mr. Greig as an exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Nicholas G. Demmo, Wachtell, Lipton, Rosen & Katz